[Regency Letterhead]
May 14, 2007
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010

Attn:	Mr. Roger H. Schwall
Assistant Director

Re:	Regency Energy Partners LP, et al.
Registration Statement on Form S-3
Filed April 2, 2007, as amended
File No. 333-141809

Registration Statement on Form S-4
Filed April 2, 2007
File No. 333-141764

Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 30, 2007
File No. 0-51757
Ladies and Gentlemen:
     Set forth below are the responses of Regency Energy Partners LP, a Delaware limited partnership (“Regency” or the “Company”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 26, 2007, with respect to Regency’s Form S-3 initially filed with the Commission on April 2, 2007, File No. 333-141809 (the “Shelf Registration Statement”), Regency’s Form S-4 filed with the Commission on April 2, 2007, File No. 333-141764 (the “Exchange Registration Statement”) and Regency’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “Form 10-K”). Simultaneously with the filing of this letter, we have filed through EDGAR Amendment No. 2 to the Shelf Registration Statement (the “S-3 Amendment”) and Amendment No. 1 to the Exchange Registration Statement (the “S-4 Amendment”).

Securities and Exchange Commission May 14, 2007 Page 2
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.
Registration Statement on Form S-3
General
1.	Please revise the prospectus for the offering of your common units that may be sold in one or more secondary offerings by the selling unitholders to fully disclose the material aspects of the primary offering of common units and debt securities. We note that the unallocated primary shelf offering constitutes approximately $710M of the $1B being registered.

Response: The securities being registered on the Shelf Registration Statement are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”). The terms and conditions upon which offerings and sales of specific amounts of such securities are to be made from time to time are subject to approval of the board of directors of our managing general partner. Accordingly, Regency does not currently know the material terms of any primary offering of common units or debt securities.
Exhibit 5.1
2.	Obtain a new opinion of counsel that addresses each of the following items:
•	in the fifth paragraph, which begins “Based upon...” it appears that counsel has omitted the word “when,” since the paragraph ends with “then the Common Units will be validly issued, fully paid and non-assessable.”;

•	the opinion only covers the common units, but the registration statement also purports to register debt and guarantees;

•	the opinion includes assumptions that are inappropriate with regard to the portion being offered by selling unitholders; and

•	the limitation to only Delaware law is inappropriate insofar as four of the co-registrant subsidiaries, likely to be guarantors of any debt to be issued, are incorporated in Texas or Louisiana.
We may have further comment.

Response: We have revised the Exhibit 5.1 opinion of Vinson & Elkins LLP in response to this comment. In addition, we have included Exhibit 5.2, an opinion of Kean Miller Hawthorne D’Armond McCowan & Jarman, LLP that addresses the laws of the State of Louisiana.

Securities and Exchange Commission May 14, 2007 Page 3
3.	Acknowledge that you will file an opinion of counsel with a post-effective amendment each time the Company takes securities off the shelf. This opinion will need to provide the details omitted from the version of the opinion filed prior to effectiveness. Also, prior to effectiveness, obtain and file a new or expanded opinion that provides all necessary details regarding the selling unitholder portion.

Response: We hereby acknowledge that we will file an opinion of counsel with a post-effective amendment each time the Company takes securities off the shelf. In addition, we have filed a revised Exhibit 5.1 opinion in response to this comment.
Registration Statement on Form S-4
General
4.	The staff notes that you are registering the new notes in reliance on the staff’s position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC no-action letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:
•	stating that the issuer is registering the exchange offer in reliance upon these letters, and

•	including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.
We may comment further upon reviewing your response.

Response: We have provided a supplemental letter in response to this comment.
Where You Can Find More Information, page 73
5.	Revise to update the list of filings being incorporated by reference. For instance, we note that the filing fails to incorporate by reference all required Exchange Act filings, such as various filings on Form 8-K that were made after December 31, 2006. See Item 11 of Form S-4.

Securities and Exchange Commission May 14, 2007 Page 4
Response: The Registration Statement has been revised accordingly. Please see page 73 of the S-4 Amendment.
Exhibit 5.1
6.	Please obtain and file a revised opinion of counsel that addresses all jurisdictions in which each co-registrant is incorporated. For instance, we note that the opinion currently is limited to Delaware and New York law, even though four of the co-registrant subsidiary guarantors are incorporated in Texas or Louisiana.

Response: We have revised the Exhibit 5.1 opinion of Vinson & Elkins LLP to include laws of the State of Texas and we have included Exhibit 5.2, an opinion of Kean Miller Hawthorne D’Armond McCowan & Jarman, LLP that addresses the laws of the State of Louisiana.
Form 10-K for the Fiscal Year Ended December 31, 2006
7.	We note that you checked the box for “non-accelerated filer” on the cover page, and the Section 302 certifications omit paragraph 4(b), allegedly pursuant to Release 34-47986. However, reference to Exchange Act Rule 12b-2 suggests that the Company falls within the definition of an “accelerated filer.” Please advise or revise.

Response: Regency first became subject to the reporting requirements under Section 13 of the Exchange Act on February 3, 2006, the date of consummation of its initial public offering. Accordingly, Regency was not an “accelerated filer” at the time of filing its Form 10-K because as of the end of its fiscal year, Regency had not been subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act for at least 12 calendar months.

Securities and Exchange Commission May 14, 2007 Page 5
     Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Vinson & Elkins LLP, Heather G. Callender at (713) 758-4618 or Dan A. Fleckman at (713) 758-3706.

Very truly yours, REGENCY ENERGY PARTNERS LP By: Regency GP LP, its general partner By: Regency GP LLC, its general partner
By:	/s/ William E. Joor III
William E. Joor III
Executive Vice President

cc:	Ms. Heather G. Callender
Vinson & Elkins LLP
First City Tower
1001 Fannin Street
Houston, Texas 77002-6760

Mr. Dan A. Fleckman
Vinson & Elkins LLP
First City Tower
1001 Fannin Street
Houston, Texas 77002-6760